SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)


                   HARLEYSVILLE SAVINGS FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   412865 10 7
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                                Edward J. Molnar
                   Harleysville Savings Financial Corporation
                                 271 Main Street
                        Harleysville, Pennsylvania 19438
                                 (215) 256-8828
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 25, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No.  412865 10 7                 13D/A                   Page 2 of 5 Pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Edward J. Molnar
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7   SOLE VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON          0
            WITH              --------------------------------------------------
                               8   SHARED VOTING POWER

                                   185,820
                              --------------------------------------------------
                               9   SOLE DISPOSITIVE POWER

                                   0
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   185,820

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     185,820
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No.  412865 10 7                 13D/A                   Page 3 of 5 Pages
----------------------                                         -----------------


                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is filed by Edward J. Molnar (the "Reporting Person"), as an amendment to the Acquisition Statement on Form F-11 (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of Harleysville Savings Financial Corporation (the "Issuer") filed with the Federal Deposit Insurance Corporation, under cover of a letter dated April 8, 1996. The Statement is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The Reporting Person beneficially owns 80,675 shares of Common Stock held jointly with the Reporting Person's wife and 105,145 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"). All purchases by the Reporting Person were made with personal funds.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

     (a) The Reporting Person beneficially owns 185,820 shares of Common Stock which represents approximately 4.8% of the outstanding shares of Common Stock. At the date hereof, 3,877,813 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

     (b) The Reporting Person has shared voting and dispositive power with respect to 185,820 shares of Common Stock which includes 80,675 shares held jointly with his wife and 105,145 shares held in the ESOP.

     (c) The Reporting Person effected the following transactions in the Issuer's securities during the last 60 days.

                                                       Shares
  Title of         Nature of          Transaction     Purchased                   Transaction
  Security         Ownership              Date         (Sold)       Price           Effected
------------   -----------------   -----------------   -------   ----------   -------------------
Common Stock   Joint with Spouse   February 10, 2005   (1,000)   $     0      Disposition by Gift

Common Stock   Joint with Spouse   February 25, 2005    6,006    $     5.80     Option Exercise

Common Stock   Joint with Spouse   February 25, 2005    2,020    $     8.70     Option Exercise

Common Stock   Joint with Spouse   February 25, 2005    1,779    $    10.59     Option Exercise


CUSIP No.  412865 10 7              13D/A                   Page 4 of 5 Pages
----------------------                                      -----------------


                                                       Shares
  Title of         Nature of          Transaction     Purchased                   Transaction
  Security         Ownership              Date         (Sold)       Price           Effected
------------  -----------------    -----------------  --------   -----------  ---------------------
Common Stock  Joint with Spouse    February 25, 2005    2,655    $    13.128    Option Exercise

Common Stock  Joint with Spouse    February 25, 2005    1,219    $    17.16     Option Exercise

Common Stock  Joint with Spouse    February 25, 2005  (10,000)   $    20.31   Disposition by Broker


     (d)  Not Applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on February 25, 2005.

CUSIP No.  412865 10 7                 13D/A                   Page 5 of 5 Pages
----------------------                                         -----------------


                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.





                                                          /s/ Edward J. Molnar
                                                          --------------------
                                                          Edward J. Molnar



                                                          Date: March 8, 2005